November 4, 2009

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ryan Houseal, Esq., Examiner
           Barbara Jacobs, Assistant Director

RE:  mBeach Software, Inc.
     Amendment No. 4 to Registration Statement on Form S-1
     Filed June 9, 2009
     File No. 333-159853

Mr. Houseal & Ms. Jacobs:

         This letter responds to comments from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the phone call from the Staff to mBeach Software, Inc. (the "Company") corporate counsel on or around October 27th, 2009 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

SEC LETTER DATED OCTOBER 15TH, 2009

AMENDMENT NO. 4 TO FORM S-1
---------------------------

STAFF COMMENT 1:

Your Use of Proceeds section has not been completely revised to reflect the net proceeds for the Company in the offering. Please revise this section to clearly indicate that the proceeds that will be available to you from this offering.

RESPONSE:

We concur with the staff and have updated all of the references to the Use of Proceeds to reflect the net proceeds to the Company.

STAFF COMMENT 2:

The industry references do not correlate to the materials previously provided which indicate gaming, not gambling. Please explain the difference and revise this section accordingly.

RESPONSE:

There was a typographical error of the industry section referring to gambling instead of gaming. We corrected the error such that all references refer to gaming and correspond to the industry reference materials.

         We trust that you will find the foregoing responsive to the comments from the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 678.358.6954.

Sincerely,

/s/ William Gaffney
-------------------
William Gaffney
Chief Executive Officer

Enclosure